Exhibit 12.1

SYNCHRONY FINANCIAL

Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year ended December 31,
	2016	2015	2014	2013	2012	2011

Earnings (a)	$1,699	$3,531	$3,386	$3,142	$3,376	$3,010
Plus:
Interest included in expense (b)	574	1,063	877	703	694	884
Amortization of debt expense and discount or premium on indebtedness	40	72	45	39	51	48
One third of rental expense (c)	14	28	21	17	17	17
Adjusted "earnings"	$2,327	$4,694	$4,329	$3,901	$4,138	$3,959

Fixed Charges:
Interest included in expense (b)	$574	$1,063	$877	$703	$694	$884
Amortization of debt expense and discount or premium on indebtedness	40	72	39	39	51	48
One third of rental expense (c)	14	28	17	17	17	17
Total fixed charges	$628	$1,163	$933	$759	$762	$949

Ratio of earnings to fixed charges	3.7	4.0	4.6	5.1	5.4	4.2

(a) Earnings before income taxes
(b)	Includes interest on tax deficiencies
(c)	Considered to be representative of interest factor in rental expense